                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                            APPLIEDTHEORY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03828R 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

Jeffrey C. Smith                            with a copy to:
Broadwing Communications Inc.               Eric Greenawalt, Esq.
1122 Capital of Texas Highway South         O'Melveny & Myers LLP
Austin, Texas 78746-6426                    610 Newport Center Drive, 17th Floor
(512) 328-1112                              Newport Beach, California  92660
                                            (949) 760-9600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A


CUSIP NO. 03828R 10 4                                   PAGE  2   OF   7   PAGES
          ----------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     IXC Internet Services, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,228,833 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,228,833 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,312,325 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.14%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP NO. 03828R 10 4                                   PAGE  3   OF   7   PAGES
          ----------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Communications Services Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,228,833 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,228,833 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,312,325 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.14%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP NO. 03828R 10 4                                   PAGE  4   OF   7   PAGES
          ----------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Communications Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,228,833 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,228,833 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,312,325 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.14%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP NO. 03828R 10 4                                   PAGE  5   OF   7   PAGES
          ----------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         5,228,833 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        5,228,833 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,312,325 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.14%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                                        PAGE  6   OF   7   PAGES
                                                            -----    -----

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 amends and supplements the statement on Schedule 13D dated October 4, 1999, as amended by Amendment No. 1 thereto dated April
10, 2001 (the "Schedule 13D") and filed with the Securities and Exchange Commission (the "Commission") by IXC Internet Services, Inc., Broadwing Communications Services Inc.(formerly known as IXC Communications Services, Inc.), and Broadwing Communications Inc.(formerly known as IXC Communications, Inc.), each a Delaware corporation, in respect of the common stock, par value $.01, CUSIP No. 03828R 10 4 (the "Common Stock") of AppliedTheory Corporation, a Delaware corporation ("the Issuer") and relates to the disposition of shares of Common Stock by the Filing Persons. Except as specifically amended hereby, the
Schedule 13D shall remain unchanged and in full force and effect. Defined terms used and not otherwise defined herein shall have the meaning specified in the
Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by deleting the final two sentences of the first paragraph of Item 4 and adding the following to the end of the first paragraph of Item 4:

         On April 10, 2001, Internet sold 40,000 shares of Common Stock in an open market transaction at a price of $0.95 per share. On April 16, 2001, Internet sold 50,000 shares of Common Stock in an open market transaction at a price of $0.79 per share. On April 17, 2001, Internet sold 25,000 shares of Common Stock in an open market transaction at a price of $0.71 per share. On April 18, 2001, Internet sold 35,000 shares of Common Stock in an open market transaction at a price of $0.71 per share. On April 19, 2001, Internet sold 75,000 shares of Common Stock in an open market transaction at a price of $0.75 per share. On April 20, 2001, Internet sold 50,000 shares of Common Stock in an open market transaction at a price of $0.70 per share. On April 24, 2001, Internet sold 50,000 shares of Common Stock in an open market transaction at a price of $0.70 per share. All sales have been transacted in accordance with Rule 144 promulgated under the Securities Act of 1933. The Filing Persons may sell some or all of their shares of Common Stock from time to time in the future depending upon market conditions and other relevant factors.

Item 5.  Interest in Securities of The Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to report that:

         (a) As of the date hereof, each of the Filing Persons may be deemed to beneficially own 5,312,325 shares, or approximately 20.14% of the Issuer's outstanding Common Stock, including the shares remaining subject to the Call Options, based on the statement in Issuer's most recent Form 10-K filed with the Commission on April 2, 2001 that, as of March 13, 2001, there were approximately 26,373,059 shares of Issuer's Common Stock outstanding.

         (b) As of the date hereof, each of the Filing Persons may be deemed to have shared dispositive power and shared voting power with respect to 5,228,833 shares of the Issuer's Common Stock.

         (c) See Item 4 for information responsive to this item. Other than as set forth in Item 4, no other transactions by the Filing Persons with respect to the Common Stock of the Issuer were effected during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

                                                        PAGE  7   OF   7   PAGES
                                                            -----    -----


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 26, 2001                   BROADWING INC.


                                        /s/ MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Vice President and Treasurer


                                        IXC INTERNET SERVICES, INC.


                                        /s/ MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer


                                        BROADWING COMMUNICATIONS SERVICES INC.


                                        /s/ MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer


                                        BROADWING COMMUNICATIONS INC.


                                        /s/ MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer